FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2009

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated May 26, 2009

Document 2 Material Change Report dated May 26, 2009

Document 3 News Release dated May 27, 2009

Document 4 Material Change Report dated May 27, 2009

Document 5 News Release dated June 3, 2009

Document 6 Material Change Report dated June 3, 2009

Document 1

AMADOR GOLD CORP.
#711-675 West Hastings Street
Vancouver, B.C. Canada V6B 1N2
Telephone: 604-685-2222
Fax: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: May 26, 2009 TSX-V:AGX

Amador Gold Corp. Intersects Widespread Gold Mineralization on Loveland Project

ANOMOLOUS MINERALIZATION INTERSECTED IN NINE DRILL HOLES

ANOMALOUS GOLD VALUES CONFIRMED IN DRILLING AND SURFACE SAMPLING OVER A DISTANCE OF 500 METERS

VANCOUVER, BC – Amador Gold Corp. (TSX-V:AGX) (the ‘Company’) is pleased to report the results of a recent drill program which tested various VTEM conductors as well as a gold zone discovered in 2008. The 2008 drill program intersected significant gold values below the historic Cominco Zone, which contains a non-compliant NI 43-101 resource of 130,000 tons grading 0.68% Ni and 0.73% Cu. The Cominco Zone is located approximately 1.5 km northwest of the Hollinger Zone, which contains a non-compliant 43-101 resource of 422,000 tons grading 0.71% Ni and 0.42% Cu *

The copper-nickel results from drilling a number of VTEM conductors were announced in a press release dated May 21, 2009.

Four previous drill holes were extended into the projected gold zone horizon as well as five holes drilled during the Spring 2009 program. All holes intersected anomalous gold values ranging from 0.1 g/t to 3.87 g/t over various widths from less than a meter to several meters of core length. Results include 3.81 g\t gold over 0.2m in hole LL09-13W, 3.87 g\t gold over 0.4 m in drill hole LL09-04 and 400 m southeast 3.74 g\t gold over 0.5m in drill hole LL08-23

The established continuity of the gold mineralization, as well as the high-grade results in 2008 drill hole LL08-13 and prospecting successes, confirm the presence of a larger gold system with the potential for higher-grade zones. The anomalous values cover a large area with gold mineralization south of the Cominco zone to showings about 400 m southeast, all within the granodiorite. This gold mineralization occurs over an area of approximately 500 meters in length in silicified zones adjacent to narrow fractures and quartz veining with arsenopyrite and pyrite.

2008 Loveland drilling gold values from LL08-13 include:

6.37 g/t Au over 8.55 m

6.17 g/t Au over 3.0 m

10.39 g/t Au over 3.1 m

2008 prospecting Samples taken 400m southeast of Cominco Zone:

8.98 g/t Au

11.48 g/t Au

2008 Copper-nickel drill highlights:

0.70% Ni/0.75% Cu over 45 m

0.40% Ni/0.55% Cu over 35.5 m

0.53% Ni/0.88% Cu over 22.80 m

"These latest results early in our exploration program combined with the recent drilling success of nickel-copper targets only add to the overall potential of the Loveland Project." states Company President and CEO, Richard Hughes. "We are extremely encouraged by the continuity of the system and are currently analyzing past drill results to further develop our understanding of the gold zone."

On May 21, 2009 the Company announced results on its drilling of VTEM conductor clusters similar to those found above the Cominco Zone and Hollinger Zones.* Conductor B had an intercept of 1.02% combined Ni/Cu over 5.4 meters and Conductor C returned anomalous nickel and copper values. Both clusters require follow-up drilling and remain open downdip and on strike. There are 33 VTEM targets within a 7 km range of the Cominco Zone, of which 3 have been tested to date.

Further analysis is currently underway to study the areas with potential gold mineralization and examine the numerous VTEM anomalies for new drilling targets.

For a map of the companies VTEM targets click on the following link:

http://www.amadorgoldcorp.com/i/pdf/Lovelandcompositemapv2.pdf

A map showing recent drilling is currently being updated and will be released shortly.

*A qualified person has not done sufficient work to classify these historical estimates as current mineral resources. The Company is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon.

Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified persons for the purposes of National Instrument 43-101 for the Company’s Loveland Project. Project supervision is by Charles Hartley and the contents of this news release has been reviewed and approved by Peter Caldbick.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada.

For information on active projects and to see Smartstox interviews with Company President, Richard Hughes, please visit the Company’s website at www.amadorgoldcorp.com.

Contact Information

Corporate Inquiries: Kevin Hull, Investor Relations

Phone: (604) 685-2222

Email: info@amadorgold.com

Website: www.amadorgoldcorp.com

AGORACOM Investor Relations:

Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – May 26, 2009.

Item 3. News Release – News Release issued May 26, 2009, at Vancouver, BC.

Item 4. Summary of Material Change – Amador Gold Corp. (TSX-V:AGX) reports the results of a recent drill program which tested various VTEM conductors as well as a gold zone discovered in 2008.

Item 5. Full Description of Material Change – Amador Gold Corp. (TSX-V:AGX) is pleased to report the results of a recent drill program which tested various VTEM conductors as well as a gold zone discovered in 2008. The 2008 drill program intersected significant gold values below the historic Cominco Zone, which contains a non-compliant NI 43-101 resource of 130,000 tons grading 0.68% Ni and 0.73% Cu. The Cominco Zone is located approximately 1.5 km northwest of the Hollinger Zone, which contains a non-compliant 43-101 resource of 422,000 tons grading 0.71% Ni and 0.42% Cu *

The copper-nickel results from drilling a number of VTEM conductors were announced in a press release dated May 21, 2009.

Four previous drill holes were extended into the projected gold zone horizon as well as five holes drilled during the Spring 2009 program. All holes intersected anomalous gold values ranging from 0.1 g/t to 3.87 g/t over various widths from less than a meter to several meters of core length. Results include 3.81 g\t gold over 0.2m in hole LL09-13W, 3.87 g\t gold over 0.4 m in drill hole LL09-04 and 400 m southeast 3.74 g\t gold over 0.5m in drill hole LL08-23

The established continuity of the gold mineralization, as well as the high-grade results in 2008 drill hole LL08-13 and prospecting successes, confirm the presence of a larger gold system with the potential for higher-grade zones. The anomalous values cover a large area with gold mineralization south of the Cominco zone to showings about 400 m southeast, all within the granodiorite. This gold mineralization occurs over an area of approximately 500 meters in length in silicified zones adjacent to narrow fractures and quartz veining with arsenopyrite and pyrite.

2008 Loveland drilling gold values from LL08-13 include:

6.37 g/t Au over 8.55 m
6.17 g/t Au over 3.0 m
10.39 g/t Au over 3.1 m

2008 prospecting Samples taken 400m southeast of Cominco Zone:

8.98 g/t Au
11.48 g/t Au

2008 Copper-nickel drill highlights:

0.70% Ni/0.75% Cu over 45 m
0.40% Ni/0.55% Cu over 35.5 m
0.53% Ni/0.88% Cu over 22.80 m

"These latest results early in our exploration program combined with the recent drilling success of nickel-copper targets only add to the overall potential of the Loveland Project." states Company President and CEO, Richard Hughes. "We are extremely encouraged by the continuity of the system and are currently analyzing past drill results to further develop our understanding of the gold zone."

On May 21, 2009 the Company announced results on its drilling of VTEM conductor clusters similar to those found above the Cominco Zone and Hollinger Zones.* Conductor B had an intercept of 1.02% combined Ni/Cu over 5.4 meters and Conductor C returned anomalous nickel and copper values. Both clusters require follow-up drilling and remain open downdip and on strike. There are 33 VTEM targets within a 7 km range of the Cominco Zone, of which 3 have been tested to date.

Further analysis is currently underway to study the areas with potential gold mineralization and examine the numerous VTEM anomalies for new drilling targets.

For a map of the companies VTEM targets click on the following link:

http://www.amadorgoldcorp.com/i/pdf/Lovelandcompositemapv2.pdf

A map showing recent drilling is currently being updated and will be released shortly.

*A qualified person has not done sufficient work to classify these historical estimates as current mineral resources. The Company is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon.

Charles Hartley, P.Geo and Peter Caldbick, P.Geo. are the qualified persons for the purposes of National Instrument 43-101 for the Company’s Loveland Project. Project supervision is by Charles Hartley and the contents of this news release has been reviewed and approved by Peter Caldbick.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

  Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

  Item 8.   Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

  Item 9. Date of Report – Dated at Vancouver, British Columbia, this 26th day of May 2009.

  Document 3

   AMADOR GOLD CORP.
  #  711-675 West Hastings Street
  Vancouver, B.C. Canada V6B 1N2
  Telephone: 604-685-2222
  Fax: 604-685-3764
  www.amadorgoldcorp.com

  FOR IMMEDIATE RELEASE: May 27, 2009 TSX-V:AGX

  Private Placement Extension

  Amador Gold Corp. (TSX-V:AGX) wishes to announce its continuation with a private placement previously announced on March 2, 2009 and amended April 16, 2009, for up to 5,000,000 units. The financing consists of units priced at $0.06. Each of the units consists of one flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.06 per share in the first year and $0.10 per share in the second year.

  In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval.

  The proceeds of the private placement will be used for exploration on the Company’s Ontario properties.

  About Amador Gold

  Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada.

  For information on active projects and to see Smartstox interviews with Company President, Richard Hughes, please visit the Company’s website at www.amadorgoldcorp.com.

  Contact Information

  Corporate Inquiries: Kevin Hull, Investor Relations

  Phone: (604) 685-2222

  Email: info@amadorgold.com

  Website: www.amadorgoldcorp.com

  AGORACOM Investor Relations:

  Email: AGX@agoracom.com
  Website: http://www.agoracom.com/ir/Amador

  The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

  　Document 4

  MATERIAL CHANGE REPORT

  To: British Columbia Securities Commission
  Alberta Securities Commission
  TSX Venture Exchange

  Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

  Item 2. Date of Material Change – May 27, 2009.

  Item 3. News Release – News Release issued May 27, 2009, at Vancouver, BC.

  Item 4. Summary of Material Change – Amador Gold Corp. (TSX-V:AGX) wishes to announce its continuation with a private placement.

  Item 5. Full Description of Material Change – The Company wishes to announce its continuation with a private placement previously announced on March 2, 2009 and amended April 16, 2009, for up to 5,000,000 units. The financing consists of units priced at $0.06. Each of the units consists of one flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.06 per share in the first year and $0.10 per share in the second year.

  In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval.

  The proceeds of the private placement will be used for exploration on the Company’s Ontario properties.

  Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

  Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

  Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

  Item 9. Date of Report – Dated at Vancouver, British Columbia, this 27th day of May 2009.

  Document 5

  AMADOR GOLD CORP.
  #  711-675 West Hastings Street
  Vancouver, B.C. Canada V6B 1N2
  Telephone: 604-685-2222
  Fax: 604-685-3764
  www.amadorgoldcorp.com

  FOR IMMEDIATE RELEASE: June 3, 2009 TSX-V:AGX

  AMADOR GOLD ANNOUNCES FOLLOW-UP WORK PLANNED ON HORWOOD MASSIVE SULPHIDE INTERSECTION

  VANCOUVER, BC – Amador Gold Corp. (the ‘Company’) (TSX-V:AGX) is pleased to announce it will be commencing follow-up exploration work on volcanogenic massive sulphide-style (VMS) mineralization on the Horwood property. The VMS mineralization was discovered in a 2008 drill program which also intersected 12.35 g/t Au over 2.4 meters. The Horwood property is located approximately 75 km southwest of Timmins, Ontario.

  Hole AGX-08-24 intersected 1.3 meters of massive sulphides grading 4.47% copper and 2.03% zinc from 74.7 to 76 meters.

  Hole AGX-08-29 returned 1.69% copper and 1.31% zinc over 0.3 meters, while Holes AGX-08-23 and AGX-08-25 to 28 returned anomalous copper and zinc values.

  Down-hole geophysical surveys indicate both in-hole and off-hole anomalies. Similar VTEM anomalies are known on the property but are yet to be tested.
Drill hole	From	To	Meters (Drilled Width)	Cu (%)	Zn (%)

AGX-08-23	80.4	84.0	3.6	0.42	0.16

AGX-08-24	74.7	78.5	3.8	1.7	1.1
Including	74.7	76.0	1.3	4.45	2.85

AGX-08-25	118.9	119.5	0.6	0.14	N.S.V.

AGX-08-26	N.S.V.

AGX-08-27	30.4	36.0	1.6	0.28	N.S.V.

AGX-08-28	33.5	34.0	0.5	0.29	N.S.V.

AGX-08-29	101.9	108.0	6.1	0.21	0.08
Including	101.9	102.1	0.3	1.69	1.31

  Dr. George Hudak, an Associate Professor at the University of Wisconsin Oshkosh and established researcher on volcanogenic massive sulphide deposits, has re-logged diamond drill holes AGX-08-23 and AGX-08-24. The massive sulfide mineralization occurs at a compositional transition from mafic to felsic volcanism, and is typical of VMS-style mineralization. The hangingwall of the massive sulfide mineralization is composed of chert exhalites interbedded with laminated to thin-bedded felsic tuff horizons. The massive sulfide intersection comprises pyrite, pyrrhotite, sphalerite, and chalcopyrite.

  "The discovery of VMS mineralization on Horwood combined with recent gold values significantly increases the potential of the project," comments Company president, Richard Hughes. "Although gold remains our primary focus on the Horwood property, follow-up work is also being done on the VMS zone to further assess its potential."

  Recent prospecting and sampling on the property also resulted in the discovery of new gold showings about 2 km east of the Bend and Gabbro Zones discovered in late 2006.

  Grab samples from quartz veins within gabbros returned values of 17.30 g/t (grams per tonne) gold, 22.72 g/t gold and 19.68 g/t gold.

  The style of mineralization is similar to deposits in the Timmins camp that have collectively produced more than 60 million ounces of gold during the past century.

  More than 90% of the Horwood Property is covered by overburden. Amador plans to continue exploration on strike of the gold and massive sulphide zones to identify areas where the gold and base metals may be concentrated into high-grade shoots or wide low-grade gold zones amenable to open-pit mining methods. Ground and airborne VTEM surveys will be used to help guide future drilling to test stratigraphy and structural and geological traps where gold and base metals deposits may occur.

  About Amador Gold

  Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada.

  For information on active projects and to see Smartstox interviews with Company President, Richard Hughes, please visit the Company’s website at www.amadorgoldcorp.com.

  Contact Information

  Corporate Inquiries: Kevin Hull, Investor Relations

  Phone: (604) 685-2222

  Email: info@amadorgold.com

  Website: www.amadorgoldcorp.com

  AGORACOM Investor Relations:

  Email: AGX@agoracom.com
  Website: http://www.agoracom.com/ir/Amador

  The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

  The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

  Document 6

  MATERIAL CHANGE REPORT

  To: British Columbia Securities Commission
  Alberta Securities Commission
  TSX Venture Exchange

  Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

  Item 2. Date of Material Change – June 3, 2009.

  Item 3. News Release – News Release issued June 3, 2009 at Vancouver, BC.

  Item 4. Summary of Material Change – Amador Gold Corp. (TSX-V:AGX) announces it will be commencing follow-up exploration work on volcanogenic massive sulphide-style (VMS) mineralization on the Horwood property.

  Item 5. Full Description of Material Change – announces it will be commencing follow-up exploration work on volcanogenic massive sulphide-style (VMS) mineralization on the Horwood property. The VMS mineralization was discovered in a 2008 drill program which also intersected 12.35 g/t Au over 2.4 meters. The Horwood property is located approximately 75 km southwest of Timmins, Ontario.

  Hole AGX-08-24 intersected 1.3 meters of massive sulphides grading 4.47% copper and 2.03% zinc from 74.7 to 76 meters.

  Hole AGX-08-29 returned 1.69% copper and 1.31% zinc over 0.3 meters, while Holes AGX-08-23 and AGX-08-25 to 28 returned anomalous copper and zinc values.

  Down-hole geophysical surveys indicate both in-hole and off-hole anomalies. Similar VTEM anomalies are known on the property but are yet to be tested.
Drill hole	From	To	Meters (Drilled Width)	Cu (%)	Zn (%)

AGX-08-23	80.4	84.0	3.6	0.42	0.16

AGX-08-24	74.7	78.5	3.8	1.7	1.1
Including	74.7	76.0	1.3	4.45	2.85

AGX-08-25	118.9	119.5	0.6	0.14	N.S.V.

AGX-08-26	N.S.V.

AGX-08-27	30.4	36.0	1.6	0.28	N.S.V.

AGX-08-28	33.5	34.0	0.5	0.29	N.S.V.

AGX-08-29	101.9	108.0	6.1	0.21	0.08
Including	101.9	102.1	0.3	1.69	1.31

  Dr. George Hudak, an Associate Professor at the University of Wisconsin Oshkosh and established researcher on volcanogenic massive sulphide deposits, has re-logged diamond drill holes AGX-08-23 and AGX-08-24. The massive sulfide mineralization occurs at a compositional transition from mafic to felsic volcanism, and is typical of VMS-style mineralization. The hangingwall of the massive sulfide mineralization is composed of chert exhalites interbedded with laminated to thin-bedded felsic tuff horizons. The massive sulfide intersection comprises pyrite, pyrrhotite, sphalerite, and chalcopyrite.

  "The discovery of VMS mineralization on Horwood combined with recent gold values significantly increases the potential of the project," comments Company president, Richard Hughes. "Although gold remains our primary focus on the Horwood property, follow-up work is also being done on the VMS zone to further assess its potential."

  Recent prospecting and sampling on the property also resulted in the discovery of new gold showings about 2 km east of the Bend and Gabbro Zones discovered in late 2006.

  Grab samples from quartz veins within gabbros returned values of 17.30 g/t (grams per tonne) gold, 22.72 g/t gold and 19.68 g/t gold.

  The style of mineralization is similar to deposits in the Timmins camp that have collectively produced more than 60 million ounces of gold during the past century.

  More than 90% of the Horwood Property is covered by overburden. Amador plans to continue exploration on strike of the gold and massive sulphide zones to identify areas where the gold and base metals may be concentrated into high-grade shoots or wide low-grade gold zones amenable to open-pit mining methods. Ground and airborne VTEM surveys will be used to help guide future drilling to test stratigraphy and structural and geological traps where gold and base metals deposits may occur.

  Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

  Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

  Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

  Item 9. Date of Report – Dated at Vancouver, British Columbia, this 3rd day of June 2009.

  　Document 7

  AMADOR GOLD CORP.
  #  711-675 West Hastings Street
  Vancouver, B.C. Canada V6B 1N2
  Telephone: 604-685-2222
  Fax: 604-685-3764
  www.amadorgoldcorp.com

  FOR IMMEDIATE RELEASE: June 5, 2009 TSX-V:AGX

  Private Placement

  Amador Gold Corp. (TSX-V:AGX) is pleased to announce that it has arranged for a private placement to up to 10,000,000 units for total proceeds of up to $600,000. The financing will consist of flow through units priced at $0.06 per unit and non-flow through units priced at $0.05 per unit. Each of the units will consist of one flow through or non-flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for two years at a price of $0.05 per share in the first year and $0.10 per share in the second year.

  In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval. The proceeds of the private placement will be used for exploration on the Company’s Ontario properties and for general working capital.

  About Amador Gold

  Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada.

  For information on active projects and to see Smartstox interviews with Company President, Richard Hughes, please visit the Company’s website at www.amadorgoldcorp.com.

  Contact Information

  Corporate Inquiries: Kevin Hull, Investor Relations

  Phone: (604) 685-2222

  Email: info@amadorgold.com

  Website: www.amadorgoldcorp.com

  AGORACOM Investor Relations:

  Email: AGX@agoracom.com
  Website: http://www.agoracom.com/ir/Amador

  The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

  Document 8

  AMADOR GOLD CORP.
  #  711-675 West Hastings Street
  Vancouver, B.C. Canada V6B 1N2
  Telephone: 604-685-2222
  Fax: 604-685-3764
  www.amadorgoldcorp.com

  FOR IMMEDIATE RELEASE: June 5, 2009 TSX-V:AGX

  Private Placement Correction

  Amador Gold Corp. (TSX-V:AGX) announces a correction to its news release announced earlier today. Flow through units are priced at $0.05 and non-flow through units at $0.045. All other terms remain the same.

  About Amador Gold

  Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada.

  For information on active projects and to see Smartstox interviews with Company President, Richard Hughes, please visit the Company’s website at www.amadorgoldcorp.com.

  Contact Information

  Corporate Inquiries: Kevin Hull, Investor Relations

  Phone: (604) 685-2222

  Email: info@amadorgold.com

  Website: www.amadorgoldcorp.com

  AGORACOM Investor Relations:

  Email: AGX@agoracom.com
  Website: http://www.agoracom.com/ir/Amador

  The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

  Document 9

  MATERIAL CHANGE REPORT

  To: British Columbia Securities Commission
  Alberta Securities Commission
  TSX Venture Exchange

  Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

  Item 2. Date of Material Change – June 5, 2009.

  Item 3. News Release – News Release issued June 5, 2009 at Vancouver, BC.

  Item 4. Summary of Material Change – Amador Gold Corp. (TSX-V:AGX) announces that it has arranged for a private placement to up to 10,000,000 units for total proceeds of up to $500,000.

  Item 5. Full Description of Material Change – announces that it has arranged for a private placement to up to 10,000,000 units for total proceeds of up to $500,000. The financing will consist of flow through units priced at $0.05 per unit and non-flow through units priced at $0.045 per unit. Each of the units will consist of one flow through or non-flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for two years at a price of $0.05 per share in the first year and $0.10 per share in the second year.

  In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval. The proceeds of the private placement will be used for exploration on the Company’s Ontario properties and for general working capital.

  Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

  Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

  Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

  Item 9. Date of Report – Dated at Vancouver, British Columbia, this 5th day of June 2009.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AMADOR GOLD CORP.

  (Registrant)

  Date: June 9, 2009 By: /s/ Beverly J. Bullock

  Beverly J. Bullock, Corporate Secretary